SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

INCOME OPPORTUNITY REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
452926-10-8
(CUSIP Number)
Steven C. Metzger
Metzger & McDonald PLLC
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
(214) 740-5030
(214) 528-3838 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452926-10-8

1	NAMES OF REPORTING PERSONS Syntek West, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	452926-10-8

1	NAMES OF REPORTING PERSONS Syntek Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF/00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer
     This Amendment No.4 to Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Issuer” or “IOT”)and amends the Original Statement on Schedule 13D as amended by Amendments No. 1, 2 and 3 (the “Amended Statement”) filed on behalf of the “Reporting Persons” described below. The principal executive offices of IOT are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The CUSIP No. of the Shares is 452926-10-8.
     This Amendment No. 4 to Schedule 13D is being filed to reflect the disposition by the Reporting Persons of all Shares previously owned to one entity which resulted in the beneficial ownership of the Reporting Persons being decreased by 60.4% to -0-. See Items 5 and 6 below.
Item 2. Identity and Background
     This Amendment is filed on behalf of Syntek West, Inc., a Nevada corporation (“SWI”) and Syntek Acquisition Corp., a Nevada corporation (“SAC”), which is a wholly-owned subsidiary of SWI. All of the issued and outstanding Common Stock of SWI is owned by Gene E. Phillips. Each of SWI and SAC has its principal executive offices located at 1800 Valley View Lane, Suite 100, Dallas, Texas 75234. SWI and SAC are collectively referred to as the “Reporting Persons.” Mr. Gene E. Phillips’ business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips’ present principal occupation is Chief Executive Officer and President of SWI. Mr. Gene E. Phillips is a citizen of the United States of America. The name, business address and capacity with SWI of each of the current executive officers or directors of SWI are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. The name, business address and capacity with SAC of each of the current executive officers or directors of SAC are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.
Item 5. Interest in Securities of the Issuer
     (a) According to the latest information available from the Issuer, as of May 15, 2009, the total number of issued and outstanding Shares of IOT was 4,168,214 Shares. After giving effect to the transaction described in (c) below, as of July 18, 2009, the Reporting Persons owned and held directly no Shares.
     (b) Each of the directors of SAC and SWI have no voting or dispositive power over any Shares.
     (c) During the sixty calendar days ended June 17, 2009, the Reporting Persons and their respective executive officers and directors did not engage in any transactions in the Shares or any other equity interest derivative thereof, except as follows:
     (i) On July 16, 2009, SAC made a dividend distribution to SWI of 2,382,669 Shares in order that SWI would hold all Shares of IOT for disposition.

     (ii) On July 17, 2009, after receipt from SAC of 2,382,669 Shares, SWI conveyed and transferred a total of 2,518,934 Shares (which included the 2,382,669 Shares distributed to it from SAC and 136,265 Shares held by SWI) to Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) at an aggregate price of $17,884,431 (approximately $7.10 per Share.
     (iii) After giving effect to the transfer by SWI of 2,518,934 Shares to TCI, neither SWI nor SAC hold any Shares.
     (d) After giving effect to the transaction described in (c) above, the Reporting Persons and the members of their respective Board of Directors did not hold the right to receive or the power to direct the receipt of dividends from, or proceeds of sale of, any Shares of IOT.
     (e) After giving effect to the transactions occurring on June 17, 2009 among SAC, SWI and TCI, SAC and SWI each ceased to be the holder of any shares of IOT and ceased to be the beneficial owners of more than 5% of the Shares of IOT.
Item 6. Contracts, Arrangements, Undertakings or Relationship With Respect to Securities of the Issuer
     On July 17, 2009, SWI executed a Securities Transfer Agreement (the “Disposition Agreement”) dated July 17, 2009 with TCI pursuant to which TCI acquired from SWI an aggregate of 2,518,934 Shares at an acquisition price of $17,884,431 (approximately $7.10 per Share) as a single block in consideration of TCI’s assumption from SWI of an aggregate of $17,884,431 of indebtedness owed to IOT by SWI.
     Except as set forth in the preceding paragraph, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this initial Statement on Schedule 13D is true, complete and correct.
     Dated: July 20, 2009.

SYNTEK WEST, INC.
By:	/s/ Craig E. Landess
Craig E. Landess, Vice President,
Treasurer and Secretary

SYNTEK ACQUISITION CORP.
By:	/s/ Craig E. Landess
Craig E. Landess, Vice President,
Treasurer and Secretary

SCHEDULE 1
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK WEST, INC.

Present Business in
Name and Capacity with		which Employment is
Syntek West, Inc.	Business Address	Conducted

Gene E. Phillips, Director, Chief Executive Officer and President	1800 Valley View Lane Suite 300 Dallas, TX 75234	Chief Executive Officer and President, Syntek West, Inc.

Craig E. Landess, Director, Vice President, Treasurer and Secretary	1750 Valley View Lane Suite 440 Dallas, Texas 75234	Vice President, Treasurer and Secretary, Syntek West, Inc.

SCHEDULE 2
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK ACQUISITION CORP.

Present Business in
Name and Capacity with		which Employment is
Syntek Acquisition Corp.	Business Address	Conducted

Gene E. Phillips, Director, Chief Executive Officer and President	1800 Valley View Lane Suite 300 Dallas, TX 75234	Chief Executive Officer and President, Syntek West, Inc.

Craig E. Landess, Director, Vice President, Treasurer and Secretary	1750 Valley View Lane Suite 440 Dallas, Texas 75234	Vice President, Treasurer and Secretary, Syntek West, Inc.